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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                           (Amendment No. _______)*


                           Asante Technologies, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 001751-043412
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                                (CUSIP Number)

--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   [ ]    Rule 13d-1(b)

   [X]    Rule 13d-1(c)

   [ ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-98)
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CUSIP No.
--------------------------------------------------------------------------------

   1.   Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Delta Electronics, Inc.
--------------------------------------------------------------------------------

   2.  Check the Appropriate Box if a Member of a Group (See Instructions)

       (a)  [X]

       (b)  [ ]
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   3.  SEC Use Only
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   4.  Citizenship or Place of Organization: Republic of China
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Number of Shares      5.   Sole Voting Power  0
 Beneficially       ------------------------------------------------------------
 Owned by Each        6.   Shared Voting Power  500,000
 Reporting          ------------------------------------------------------------
 Person With:         7.   Sole Dispositive Power  0
                     -----------------------------------------------------------
                      8.   Shared Dispositive Power   500,000
                     -----------------------------------------------------------

   9.  Aggregate Amount Beneficially Owned by Each Reporting Person
       500,000 shares

  10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) X

  11.  Percent of Class Represented by Amount in Row (9)  5.1%
--------------------------------------------------------------------------------

  12.   Type of Reporting Person (See Instructions) CO
--------------------------------------------------------------------------------
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CUSIP No.
--------------------------------------------------------------------------------

   1.   Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Delta International Holding, Inc.
--------------------------------------------------------------------------------

   2.  Check the Appropriate Box if a Member of a Group (See Instructions)

       (a)   [X]

       (b)   [ ]
--------------------------------------------------------------------------------

   3.  SEC Use Only
--------------------------------------------------------------------------------

   4.  Citizenship or Place of Organization: Cayman Islands
--------------------------------------------------------------------------------
Number of Shares     5.  Sole Voting Power  0
 Beneficially     --------------------------------------------------------------
 Owned by Each       6.  Shared Voting Power  333,333
 Reporting        --------------------------------------------------------------
 Person With:        7.  Sole Dispositive Power  0
                  --------------------------------------------------------------
                     8.  Shared Dispositive Power   333,333
--------------------------------------------------------------------------------

   9.  Aggregate Amount Beneficially Owned by Each Reporting Person

       333,333 shares

       (Excludes shares held by other members of group)

  10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) X

  11.  Percent of Class Represented by Amount in Row (9)  3.4%
--------------------------------------------------------------------------------

  12.   Type of Reporting Person (See Instructions) CO
--------------------------------------------------------------------------------

CUSIP No.
--------------------------------------------------------------------------------
   1.   Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Delta Networks, Inc.
--------------------------------------------------------------------------------
   2.  Check the Appropriate Box if a Member of a Group (See Instructions)

       (a)   [X]

       (b)   [ ]
--------------------------------------------------------------------------------

   3.  SEC Use Only
--------------------------------------------------------------------------------

   4.  Citizenship or Place of Organization: Republic of China
--------------------------------------------------------------------------------
Number of Shares       5.  Sole Voting Power  0
 Beneficially      -------------------------------------------------------------
 Owned by Each         6.  Shared Voting Power  166,667
 Reporting         -------------------------------------------------------------
 Person With:          7.   Sole Dispositive Power  0
                   -------------------------------------------------------------
                       8.   Shared Dispositive Power   166,667
--------------------------------------------------------------------------------

   9.  Aggregate Amount Beneficially Owned by Each Reporting Person

       166,667 shares

       (Excludes shares held by other members of group)

  10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) X

  11.  Percent of Class Represented by Amount in Row (9)  1.7%
--------------------------------------------------------------------------------

  12.  Type of Reporting Person (See Instructions) CO
--------------------------------------------------------------------------------

Item 1.

       (a)  Name of Issuer

            Asante Technologies, Inc.

       (b)  Address of Issuer's Principal Executive Offices

            821 Fox Lane, San Jose, CA 95131

Item 2.

       (a)  Name of Person Filing

            This Statement is filed by Delta Electronics, Inc., Delta International Holding, Inc. and Delta Networks, Inc. (collectively, the "Reporting Entities").

            Delta Electronics has a controlling interest in Delta International Holding, Inc. and Delta Networks, Inc., and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly held by Delta International Holding, Inc. and Delta Networks, Inc.

       (b)  Address of Principal Business Office or, if none, Residence

            c/o Delta Electronics, Inc., 186 Ruey Kuang Road, Neihu Taipei 114, Taiwan, R.O.C.

       (c)  Citizenship

            Delta Electronics is a corporation organized under the laws of the Republic of China.

            Delta International Holding, Inc. is a corporation organized under the laws of the Cayman Islands.

            Delta Networks, Inc. is a corporation organized under the laws of the Republic of China.

       (d)  Title of Class of Securities

            Common Stock

       (e)  CUSIP Number

            001751-043412

Item 3. If this statement is filed pursuant to (S)(S)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

       (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

       (b)  [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

       (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

       (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

       (e)  [ ]  An investment advisor in accordance with (S)240.13d-
                 1(b)(1)(ii)(E);

       (f)  [ ]  An employee benefit plan or endowment fund in accordance with
                 (S)240.13d-1(b)(1)(ii)(F);

       (g)  [ ]  A parent holding company or control person in accordance with
                 (S)240.13d-1(b)(1)(ii)(G);

       (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

       (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

       (j)  [ ]  Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership

       Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

       (a)  [ ]  Amount of beneficially owed:

            See Row 9 of cover page for each Reporting Entity

       (b)  Percent of class:

            See Row 11 of cover page for each Reporting Entity

       (c)  Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the vote:

                  See row 5 of cover page for each Reporting Entity

            (ii)  Shared power to vote or to direct the vote:

                  See row 6 of cover page for each Reporting Entity

            (iii) Sole power to dispose or to direct the disposition of

                  See row 7 of cover page for each Reporting Entity

            (iv)  Shared power to dispose or to direct the disposition of:

                  See row 8 of cover page for each Reporting Entity

Item 5.   Ownership of Five Percent or Less of a Class

       If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6.   Ownership of More than Five Percent on Behalf of Another Person

       If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

     N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

       If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

     See attached Exhibit A.
                  ----------

Item 8.   Identification and Classification of Members of the Group

       If a group has filed this schedule pursuant to (S)240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to (S)240.13d-1(c) or (S)240.13d-1(d), attach an exhibit stating the identity of each member of the group.

     See attached Exhibit A.
                  ----------

Item 9.   Notice of Dissolution of Group

       Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

     N/A

Item 10.  Certification

          (b) The following certification shall be included if the statement is filed pursuant to (S)240.13d-1(c):

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set in this statement is true, complete and correct.

                            DELTA ELECTRONICS, INC.

                               March 28, 2001
                               -------------------------------------------------
                                                     Date

                               /s/ Bruce Cheng
                               -------------------------------------------------
                                                   Signature

                               Bruce Cheng, Chairman and Chief Executive Officer
                               -------------------------------------------------
                                                   Name/Title

                            DELTA INTERNATIONAL HOLDING, INC.

                               March 28, 2001
                               -------------------------------------------------
                                                     Date

                               /s/ Bruce Cheng
                               -------------------------------------------------
                                                   Signature

                                             Bruce Cheng, Director
                               -------------------------------------------------
                                                   Name/Title

                            DELTA NETWORKS, INC.

                               March 28, 2001
                               -------------------------------------------------
                                                     Date

                               /s/ Tommy Tsai
                               -------------------------------------------------
                                                   Signature

                                             Tommy Tsai, President
                               -------------------------------------------------
                                                   Name/Title

       The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


Index of Exhibits

Exhibit A - Consent of Joint Filing
---------

                                   EXHIBIT A

                            Consent of Joint Filing


       The undersigned hereby confirm that Delta International Holding, Inc. and Delta Networks, Inc. are each subsidiaries of Delta Electronics, Inc. The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Asante Technologies, Inc. shall be filed on behalf of each of the undersigned, being members of a group, and that this Agreement shall be filed as an exhibit to such Schedule 13G.


Date:  March 28, 2001


                                   DELTA ELECTRONICS, INC.


                                   By: /s/ Bruce Cheng
                                      --------------------------------
                                      Name:Bruce Cheng
                                           ---------------------------
                                      Title:Chairman and Chief Executive Officer
                                            ------------------------------------

                                   DELTA INTERNATIONAL HOLDING, INC.


                                   By: /s/ Bruce Cheng
                                      ------------------------------------------
                                      Name:Bruce Cheng
                                           -------------------------------------
                                      Title:Director
                                            ------------------------------------


                                   DELTA NETWORKS, INC.


                                   By: /s/ Tommy Tsai
                                      ------------------------------------------
                                      Name:Tommy Tsai
                                           -------------------------------------
                                      Title:President
                                            ------------------------------------